

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2010

Anna T. Chew
Chief Financial Officer
Monmouth Real Estate Investment Corporation
Juniper Business Plaza
3499 Route 9 North
Suite 3-C
Freehold, NJ 07728

> **Re: Monmouth Real Estate Investment Corporation**
> **Form 10-K for Fiscal Year Ended**
> **September 30, 2009**
> **Filed December 10, 2009**
> **Form 10-Q for Quarterly Period Ended**
> **December 31, 2009**
> **Filed February 8, 2010**
> **File No. 001-33177**

Dear Ms. Chew:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Anna T. Chew
Monmouth Real Estate Investment Corporation
June 22, 2010
Page 2

Form 10-K for the fiscal year ended September 30, 2009

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operation

Significant Accounting Policies and Estimates

Real Estate Investments, page 27

1.   We note your response to our prior comment three. It does not appear that you have completed your response with respect to your evaluation of your property with a 61% occupancy rate. Please revise your response to address this property. Additionally, we note you consider potential leases in your discounted cash flow analysis for your vacant properties. Please provide us with more detail regarding these potential leases; your response should include, but not be limited to, any specifically identified tenants, when you expect these leases to be executed and commence, the anticipated rent, and the anticipated free rent period, if any. To the extent there is significant uncertainty regarding the execution of these leases, please tell us how you determined it was appropriate to include the cash flows from these potential leases in your discounted cash flow analysis.

Item 11. Executive Compensation, page 48

Stock Option Plan, page 53

2.   Please provide a more specific description of the factors that the Compensation Committee considered in awarding stock options in 2009 and explain how those factors are tied to the actual amount of options awarded to each of your named executive officers. Confirm that you will provide similar disclosure in your future filings.

Notes to the Consolidated Financial Statements

Note 13 – Related Party Transactions, page 106

3.   We note your response to our prior comment seven. Your response only addressed the specific example in our comment. Please tell us how you have complied with ASC 850-10-50-5 for the other disclosures within your filing; specifically, we note you disclose you believe that the management fee paid to CMS is no more than what you would pay for comparable services elsewhere.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg, Attorney Advisor, at (202) 551-3466 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Kevin Woody
Branch Chief